Mail Stop 4720

July 9, 2009

By U.S. Mail and facsimile (631) 360-9380

Bradley E. Rock
Chairman, President and Chief Executive Officer
Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, New York 11788

> **Re: Smithtown Bancorp, Inc.**
> **Form 10-K and Form 10-K/A for December 31, 2008**
> **Definitive Proxy Statement filed March 12, 2009**
> **Form 10-Q for March 31, 2009**
> **File Number 000-13314**

Dear Mr. Rock:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Description of Business, page 3

1.   In future filings, please correct the address of the Securities and Exchange Commission.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

2.   In future filings provide the approximate number of holders of each class of your common stock as of the last practicable date rather than your fiscal year end. Refer to Item 201(b)(1) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and related Stockholder Matters, page 65

3.   We note that the 2007 Stock Compensation Plan authorizes your Compensation Committee to award stock options. Therefore, please provide to the staff and include in a future filings the information required by Item 201(d) of Regulation S-K.

Signatures, page 70

4.   In future filings, please be sure that the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer sign your Form 10-K on behalf of the registrant. Please refer to General Instruction D.2(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A
Summary Compensation Table, page 19

5.   Please amend your definitive proxy statement to provide compensation of the named executive officers (NEOs) for each of your last three completed fiscal years. Refer to Item 402(c) of Regulation S-K.

Form 10-Q for the period ended March 31, 2009
Note 7 – Securities, page 12

6.   We note your significant unrealized losses on "other securities" at March 31, 2009. Further, we note your disclosure stating that "other securities" with unrealized losses consist of two collateralized debt obligations in the form of pooled trust preferred securities, one single issue trust preferred security and one corporate bond. Please tell and revise future filings to clarify how much of the unrealized losses relates to your pooled trust preferred securities, one single issue trust preferred security and how much relates to the corporate bond. In addition, we have the following comments:

- Please provide us a full detailed analysis of these securities' impairment as of March 31, 2009, that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

- Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Babette Cooper at 202-551-3396, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn S. McHale